TRANSGLOBE ENERGY CORPORATION FINANCIAL AND OPERATING REPORT For the three-month period ended March 31, 2012 (All dollar values are expressed in United States dollars unless otherwise stated)
HIGHLIGHTS

»	Record first quarter average production of 16,720 Bopd, (Egypt 16,423 Bopd, Yemen 297 Bopd), a 39% increase over fourth quarter 2011;

»	First quarter funds flow of $36.1 million ($0.48/share), a 36% increase over fourth quarter 2011;

»

First quarter net earnings of $18.8 million ($0.25/share), prior to a $7.8 million ($0.10/share) non-cash unrealized loss on financial instruments (convertible debentures) resulting in reported net earnings of $11.0 million ($0.15/share);

»	Drilled 9 wells in first quarter resulting in 9 oil wells at West Gharib;

»	Raised gross proceeds of Cdn$97.8 million through a convertible debenture offering in February;

»	Announced $15.0 million Share Purchase Agreement (May 1, 2012) to acquire interests in South Alamein and South Mariut;

»	Increased capital budget to $89.3 million (an increase of $13.6 million).

A conference call to discuss TransGlobe’s first quarter results presented in this report was held on Monday, May 7, 2012 and can be accessed on the Company’s web site at http://www.trans-globe.com/investors/presentations-and-events.

www.trans-globe.com TSX: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2012	2011	% Change
Oil revenue	159,426	97,995	63
Oil revenue, net of royalties and other	77,212	52,863	46
Derivative gain (loss) on commodity contracts	(124)	(551)	77
Operating expense	11,966	7,547	59
General and administrative expense	6,688	4,506	48
Depletion, depreciation and amortization expense	11,749	7,760	51
Income taxes	21,585	16,535	31
Funds flow from operations*	36,088	24,930	45
Basic per share	0.49	0.35
Diluted per share	0.48	0.34
Net earnings	10,975	2,889	280
Basic per share	0.15	0.04
Diluted per share	0.15	0.04
Capital expenditures	4,472	20,307	(78)
Working capital	263,693	135,283	95
Long-term debt, including current portion	57,910	56,731	2
Convertible debentures	105,835	-	-
Common shares outstanding
Basic (weighted-average)	73,061	71,103	3
Diluted (weighted-average)	75,333	73,765	2
Total assets	648,012	404,184	60

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	16,720	11,218	49
Average price ($ per Bbl)	104.78	97.06	8
Operating expense ($ per Bbl)	7.86	7.48	5

CORPORATE SUMMARY

TransGlobe Energy Corporation’s (“TransGlobe” or the “Company”) total production increased to a record 16,720 barrels of oil per day (“Bopd”) during the quarter. This record was largely due to the recent acquisition of the West Bakr properties in the Gulf of Suez region adjacent to the Company’s West Gharib properties. One of the Company’s contracted drilling rigs has recently started drilling the first of three wells on the West Bakr properties. The political environment in Egypt continues to improve and business processes and operations are proceeding as normal. Yemen is still unsettled and the Company has 2,250 Bopd shut-in on Block S-1 since October 8, 2011. Although the Company expects the situation in Yemen will be resolved and production will resume, it is difficult to predict when.

The focus of the 2012 drilling program will be primarily on the West Gharib/West Bakr properties in the first half and with several development and appraisal wells in the East Ghazalat and South Alamein projects slated for the second half.

The pending acquisition of the South Alamein and South Mariut concessions announced May 1, 2012 will add two new project areas in the Western Desert region of Egypt. There are numerous exploration and development opportunities and operational synergies expected to arise from the acquisition. Closing could occur as early as June.

Also in the Western Desert, plans are underway to bring the East Ghazalat Safwa discovery into production in 2012. The commencement of first production (approximately 800 to 1,200 Bopd to TransGlobe) is expected by the third quarter.

All of the Company’s production is priced to Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels are assigned 100% to the Company) which generally results in more production sharing oil or profit oil. Production sharing oil is split with the respective Government. The splits are fixed for the life of the contract and do not change with the price of oil. During times of increased oil prices, the Company receives less cost oil and more production sharing oil (or profit oil). During times of increased oil prices, the Government receives more production sharing oil due to lower cost oil. For reporting purposes, the Company records the respective Government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).

Dated Brent oil prices were strong during the quarter at $118.49 per barrel in the first quarter. The West Gharib/West Bakr crude is sold at a quality discount to Dated Brent and received $104.78 during the quarter. The Company had funds flow of $36.1 million and closed a C$97.8 million convertible debenture financing to exit the quarter with positive working capital of $263.7 million and long-term debt and convertible debentures of $163.7 million.

The Company had net earnings in the quarter of $11.0 million, which was net of a $7.8 million non-cash unrealized loss on financial instruments (convertible debentures). The $7.8 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash expense or an increase in the future cash outlay required to pay back the convertible debentures.

Subsequent to the quarter, the Company has collected $30.1 million of receivables in Egypt.

The Company has a very strong financial position and is working on several business development opportunities in Egypt to expand its opportunity base.

Annual General Meeting of the Shareholders
Tuesday, May 8, 2012 at 3:00 p.m. Mountain Time
Centennial Place West, Bow Glacier Room
3rd Floor, 250 5th Street S.W., Calgary, Alberta, Canada

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the first quarter, nine oil wells were drilled resulting in nine Nukhul oil wells in the Arta/East Arta pools. Subsequent to the quarter, three additional oil wells were drilled resulting in three Nukhul oil wells in the Arta/East Arta pools. In April one of the drilling rigs was moved to the West Bakr Concession where it is currently drilling. One drilling rig is currently drilling at West Gharib primarily focused on the Nukhul formation in the Arta/East Arta pools.

Production
Production from West Gharib averaged 12,065 Bopd to TransGlobe during the first quarter, a 7% (785 Bopd) increase over the previous quarter. Production increases in the quarter are attributed to improved water separation in the field and to new wells. The Company commissioned a new multi-well battery in the Arta field during the second week of December which has improved water separation in the field and increased oil sales. The Company continues to progress a number of facilities projects including a new multi-well battery at Hoshia to reduce the amount of water trucked with the oil and to increase tankage/processing capacity allocations at the General Petroleum Corporation (“GPC”) terminal. The Company has temporarily deferred completion of new wells which require fracture stimulation until additional capacity is available at the GPC terminal.

Production averaged 12,052 Bopd to TransGlobe during April. It is estimated that approximately 500 Bopd of production remains curtailed in April due to facility constraints. Of the twelve wells drilled in 2012, ten wells are awaiting completion and stimulation. It is estimated that 2,000 Bopd of additional production inventory exists from these ten wells. The estimate is based on historical performance from Upper Nukhul producers which have averaged 200 Bopd during the first 90 days of production following fracture stimulation. The wells will be completed and brought into production to offset natural declines and as additional capacity becomes available at the GPC terminal.

Quarterly West Gharib Production (Bopd)

	2012		2011
	Q-1	Q-4	Q-3	Q-2
Gross production rate	12,065	11,280	11,138	11,356
TransGlobe working interest	12,065	11,280	11,138	11,356
TransGlobe net (after royalties)	6,581	6,255	6,137	6,235
TransGlobe net (after royalties and tax)*	4,536	4,358	4,247	4,306

* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, TransGlobe operated)

As announced January 3, 2012, TransGlobe West Bakr Inc. (“TGWB”), a wholly-owned subsidiary of TransGlobe Energy Corporation, acquired all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) on December 29, 2011.

Operations and Exploration
Since closing at year-end 2011, the Company has moved quickly to integrate the West Bakr staff and operations into the TransGlobe Egypt operations. Working with our new Joint Venture operating company (West Bakr Production Company) an initial three-well drilling program was prepared and approved. The initial three-well program is targeting approximately 1,500 Bopd (500 Bopd/well) of new production. No wells were drilled in West Bakr during the first quarter.

Subsequent to the quarter, the Company moved a drilling rig from the adjacent West Gharib concession and drilling commenced in late April in the H field.

In addition to the initial drilling program, an additional nine drilling targets have been identified. It is expected that the initial three-well program will be expanded during the year. If a drilling rig is kept in West Bakr for the balance of the year it is estimated that approximately 10-12 wells could be drilled in the area in 2012.

Concurrently, a work-over/re-completion program targeting an additional 1,500 Bopd was prepared and presented for approval. The first recompletion was completed in late April resulting in an initial increase in production of approximately 300 bopd.

Based on the initial drilling and recompletion opportunities at West Bakr it is expected that production could increase to the 6,000 to 8,000 Bopd range over the next 12 months. This would exceed the current West Bakr sales capacity at the GPC terminal which is estimated at approximately 6,000 Bopd so additional facilities optimization would be required at the GPC terminal.

Concurrent with production and reserve growth initiatives, the Company initiated an engineering study to identify and assess potential infrastructure synergies between West Bakr and the adjacent West Gharib operations. The initial study is focused on the utilization of excess processing and export pipeline capacity in the West Bakr concession to maximize the oil delivered to GPC and to reduce trucking expense. In addition, the Company is working with GPC and Egyptian General Petroleum Corporation (“EGPC”) to expand existing export capacity and secure alternate sales points within the existing government-run infrastructure.

The produced West Bakr oil ranges from 17° to 20° API and is pipeline connected to the GPC operated Ras Gharib terminal on the coast. The West Gharib production is currently trucked to the same terminal. The West Bakr blend has historically received Dated Brent minus 22 to 25% pricing.

OPERATIONS UPDATE

Production
Production from West Bakr averaged 4,358 Bopd to TransGlobe during the first quarter. Production averaged 4,314 Bopd to TransGlobe during April.

Quarterly West Bakr Production (Bopd)

	2012		2011
	Q-1	Q-4*	Q-3	Q-2
Gross production rate	4,358	138	-	-
TransGlobe working interest	4,358	138	-	-
TransGlobe net (after royalties)	1,239	45	-	-
TransGlobe net (after royalties and tax)**	926	35	-	-
*	Purchased December 29, 2011, includes three days of production.
**	Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
No wells were drilled during the first quarter.

On July 12, 2011, the Safwa development lease was approved by the Government of Egypt. The Safwa development lease has a 20-year term expiring in 2031 and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease could be extended an additional 5 years to 2036.

The East Ghazalat exploration concession is in the first two-year extension period which expires June, 2012. An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has commenced a work plan to complete and equip the existing four wells for production commencing by the end of the second quarter.

It is expected that the existing wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light, sweet crude (34° API) to the Company by the end of the second quarter.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING -100% working interest, TransGlobe operated)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. The Cepsa asset purchase is conditional upon Government approval of a deed of assignment. The deed of assignment was signed by EGPC in late March and has been sent to the Minister of Petroleum for final approval.

On May 1, 2012 the Company announced it has entered into a Share Purchase Agreement to acquire companies which hold a 50% interest in the South Alamein Production Sharing Concession (“PSC”) and hold an operated 60% working interest in the South Mariut PSC. It is expected that the corporate purchase could close in early June.

The South Alamein concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current gross size of this exploration concession is 1,423 square kilometers (355,832 acres) following a 25% relinquishment of non-prospective acreage on April 4, 2012, and moves the concession into the final 2-year exploration phase. The concession includes an oil discovery well, Boraq-2X. The primary Cretaceous zone tested at a rate of 800 to 1,323 bopd of 34 API oil with no water and a 13% pressure drawdown. Test rates are not necessarily indicative of long-term performance but it is anticipated that when combined with secondary tested zones within the Cretaceous, the well should be capable of initial production of approximately 1,700 bopd. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X oil discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital. An extensive 3-D seismic acquisition program was acquired over the entire South Alamein concession area. TransGlobe’s technical team has identified six, drill-ready prospects on the remaining exploration lands. Drilling on these prospects is planned for the 2013 exploration program.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the Cepsa Transaction which is expected to occur in the Q2 2012.

South Mariut, Arab Republic of Egypt (SUBJECT TO CLOSING -60% working interest, TransGlobe operated)

On May 1, 2012 the Company announced it has entered into a Share Purchase Agreement to acquire companies which hold a 50% interest in the South Alamein PSC and hold an operated 60% working interest in the South Mariut PSC. It is expected that the corporate purchase could close in early June, subject to a waiver or non-exercise of a 30-day preferential right of purchase held by the remaining 40% working interest joint venture partner at South Mariut.

The South Mariut concession is located in the Western Desert of Egypt and is onshore along the Mediterranean coast line, adjacent to prolific offshore hydrocarbon fields and southwest of the city of Alexandria. The southern boundary of the South Mariut concession is approximately 20 kilometers north of the South Alamein concession. The current gross size of this exploration concession is approximately 3,350 square kilometers (~828,000 acres). The South Mariut concession is in the first, three-year extension period which expires on April 5, 2013. A further two-year extension is available under the production sharing contract.

OPERATIONS UPDATE

The South Mariut partners have acquired approximately 1,200 square kilometers of 3-D seismic over the original area and executed several studies supporting the prospectivity of the South Mariut concession area. The joint venture partners have approved (subject to rig availability) a $9.6 million exploration well (Al-Azayem -1) for 2012. The current operator has received all the necessary approvals and is in discussion with several contractors to supply a 2,000 horsepower drilling rig. The well is targeting several stacked horizons with four-way closures identified on 3-D seismic, with total depth expected at approximately 14,500 feet in the Jurassic formation. TransGlobe has internally estimated a combined 236 million barrels gross of undiscovered Petroleum Initially In Place (“PIIP”) on a probabilistic P-mean basis for this prospect.

The South Mariut concession production sharing terms are as follows: cost oil of 35%, sharing of profit oil with 18% to the Contractor, 82% to the Government of Egypt, with 100% excess cost recovery oil to the Government. Capital investments are amortized over five years and operating costs are fully recovered in the quarter incurred and paid. All taxes and royalties are paid out of the Government’s share of profit oil.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration at this time.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the first quarter.

Production
Production sales from Block 32 averaged 2,151 Bopd (297 Bopd to TransGlobe) during the quarter. Actual field production averaged 2,695 Bopd (372 Bopd to TransGlobe) which is approximately 18% lower than the previous quarter due to natural declines and shut-in production during February. Production was shut-in from February 14th to the 17th due to a labour strike at the Petro Masila operated export pipeline system.

Production averaged approximately 2,773 Bopd (383 Bopd to TransGlobe) during April.

Effective January 1, 2012 the Block 32 joint venture partnership terminated the crude oil marketing agreement with Nexen and entered into a marketing agreement with Arcadia Marketing Pte of Singapore (“Arcadia”). The first quarter production is the average of the crude oil which was sold during the quarter. The balance of the production will be sold in the subsequent quarter. It is expected that sales and production will vary quarter to quarter due to the reduced frequency of tanker lifting’s associated with the volumes marketed by Arcadia.

Quarterly Block 32 Production (Bopd)

	2012		2011
	Q-1	Q-4	Q-3	Q-2
Gross production rate	2,151	3,276	3,144	3,401
TransGlobe working interest	297	452	434	470
TransGlobe net (after royalties)	166	254	259	263
TransGlobe net (after royalties and tax)*	120	188	201	195

*	Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Operator received a nine-month extension to September 11, 2012 for the second exploration period. The joint venture partners approved one contingent exploration/appraisal well for 2012. The well is subject to further technical evaluation of the original discovery well at Gabdain #1 and logistic/security issues in Yemen.

OPERATIONS UPDATE

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
No wells were drilled during the quarter.

Production
Production from TransGlobe’s An Nagyah field on Block S-1 has remained shut-in since the export pipeline from Marib to the Ras Eisa port on the Red Sea was damaged October 8, 2011.

The pipeline has not been repaired due to local tribal groups preventing access to the pipeline. Typically the pipeline can be repaired within 24 to 48 hours once access to the pipeline has been obtained. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8, 2011.

Quarterly Block S-1 Production (Bopd)

	2012		2011
	Q-1	Q-4	Q-3	Q-2
Gross production rate	-	736	7,336	-
TransGlobe working interest	-	184	1,834	-
TransGlobe net (after royalties)	-	93	1,097	-
TransGlobe net (after royalties and tax)*	-	69	907	-

*	Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns. The first exploration phase has been extended to March 9, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 4, 2012

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 and 2011 and the audited financial statements and MD&A for the year ended December 31, 2011 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs of resolutions, completion of the acquisition of the 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Measures

                    Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

                    Reconciliation of Funds Flow from Operations

	Three Months Ended March 31
($000s)	2012	2011
Cash flow from operating activities	1,771	3,490
Changes in non-cash working capital	34,317	21,440
Funds flow from operations*	36,088	24,930

*

Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

                    Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

                    Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2012	2011				2010
($000s, except per share, price and
volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2

Average sales volumes (Bopd)	16,720	12,054	13,406	11,826	11,218	10,789	10,138	9,206
Average price ($/Bbl)	104.78	99.12	104.00	105.57	97.06	79.83	71.27	73.46
Oil sales	159,426	109,919	128,265	113,615	97,995	79,240	66,470	61,540
Oil sales, net of royalties and other	77,212	60,609	71,769	62,513	52,863	45,198	38,980	35,638
Cash flow from operating activities	1,771	2,330	3,575	54,235	3,490	17,010	15,024	13,283
Funds flow from operations*	36,088	26,469	38,099	30,478	24,930	19,355	19,849	17,007
Funds flow from operations per share
- Basic	0.49	0.36	0.52	0.42	0.35	0.29	0.30	0.26
- Diluted	0.48	0.35	0.51	0.40	0.34	0.28	0.29	0.25
Net earnings	10,975	30,519	26,110	21,874	2,889	8,932	9,321	9,711
Net earnings per share
- Basic	0.15	0.42	0.36	0.30	0.04	0.13	0.14	0.15
- Diluted	0.15	0.41	0.35	0.29	0.04	0.13	0.13	0.14

Total assets	648,012	525,806	465,262	420,956	404,184	345,625	278,426	264,490
Cash and cash equivalents	127,313	43,884	105,007	122,659	86,353	57,782	15,412	21,437
Convertible debentures	105,835	-	-	-	-	-	-	-
Total long-term debt, including current portion	57,910	57,609	57,303	56,998	56,731	86,420	46,045	49,977
Debt-to-funds flow ratio**	1.2	0.5	0.5	0.6	0.7	1.1	0.7	0.9

*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total long-term debt (including current portion) and convertible debentures over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2012, TransGlobe has:

  Experienced an increase in average sales volumes due to the West Bakr acquisition, which added volumes of 4,358 Bopd in Q1-2012, along with volume increases in West Gharib of 3,327 Bopd;
  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.2 at March 31, 2012 (March 31, 2011 – 0.7);
  Funded capital programs entirely with funds flow from operations;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable;
  Reported a decrease in net earnings of $19.5 million from Q4-2011 to Q1-2012. This was mostly due to a bargain purchase gain of $13.2 million in Q4-2011 combined with an unrealized loss on financial instruments (convertible debentures) of $7.8 million in Q1-2012; and
  Reported an increase in net earnings of 280% in Q1-2012 compared to Q1-2011. An impairment loss of $11.6 million was recognized in Q1-2011 that significantly reduced earnings in that quarter. Furthermore, increased production and prices were experienced in Q1-2012, which were partially offset by an unrealized loss on financial instruments (convertible debentures) of $7.8 million.

2012 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q1-2011 net earnings	2,889	0.04
Cash items
Volume variance	53,638	0.72	1,857
Price variance	7,793	0.10	270
Royalties	(37,082)	(0.49)	(1,283)
Expenses:
Operating	(4,419)	(0.06)	(153)
Realized derivative loss	364	-	13
Cash general and administrative	(1,641)	(0.02)	(57)
Exploration	(547)	(0.01)	(19)
Current income taxes	(6,983)	(0.09)	(242)
Realized foreign exchange gain	(28)	-	(1)
Issue costs for convertible debentures	(4,389)	(0.06)	(152)
Interest on long-term debt	(486)	(0.01)	(17)
Other income	63	-	2
Total cash items variance	6,283	0.08	218
Non-cash items
Unrealized derivative gain	63	-	2
Unrealized foreign exchange loss	521	0.01	18
Depletion and depreciation	(3,989)	(0.05)	(138)
Unrealized loss on financial instruments	(7,840)	(0.10)	(271)
Impairment loss	11,644	0.15	403
Stock-based compensation	(427)	(0.01)	(15)
Deferred income taxes	1,933	0.03	67
Deferred lease inducement	(114)	-	(4)
Amortization of deferred financing costs	12	-	-
Total non-cash items variance	1,803	0.03	62

Q1–2012 net earnings	10,975	0.15	280

Net earnings increased to $11.0 million in Q1-2012 compared to $2.9 million in Q1-2011, which was mainly due to increased production volumes. Partially offsetting the increased volumes were increases in royalties, income taxes, operating costs, convertible debenture issue costs, unrealized loss on financial instruments (convertible debentures) and depletion and depreciation expense. Also contributing to the increase from Q1-2011 to Q1-2012 was an impairment loss recognized in Q1-2011 of $11.6 million.

The non-cash unrealized loss on financial instruments (convertible debentures) has arisen because the Company has elected to carry the convertible debenture liability at fair value on its Condensed Consolidated Interim Balance Sheets. Fair value is determined based on the quoted market price of the convertible debentures as at the period end date. As at March 31, 2012, the convertible debentures were trading at a price of C$108.00 for a C$100.00 par value debenture. As such, an 8% ($7.8 million) increase to the convertible debenture liability was recorded as at March 31, 2012, with a corresponding loss recorded on the Condensed Consolidated Interim Statement of Earnings and Comprehensive Income. As the market price of the convertible debentures fluctuates from period to period, so will the fair value of the convertible debenture liability, and therefore so will the unrealized gain or loss on financial instruments (convertible debentures). This fair value adjustment has had a significant impact on net earnings in the first quarter 2012, and depending on the magnitude of fluctuations in the trading price of the convertible debentures in future periods, could have a material impact on the Company’s net earnings in future periods. While this fair value adjustment is made in accordance with IFRS, it does not represent a cash expense or an increase in the future cash outlay required to pay back the convertible debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2012	2011
	Q-1	Q-4	Q-3	Q-2	Q-1

Dated Brent average oil price ($/Bbl)	118.49	109.31	113.44	117.36	104.97
U.S./Canadian Dollar average exchange rate	1.001	1.023	0.980	0.968	0.997

The price of Dated Brent oil averaged 13% higher in Q1-2012 compared with Q1-2011. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The political environment in Egypt continues to improve and business processes and operations are proceeding as normal. Yemen is still unsettled and the Company has 2,250 Bopd shut-in on Block S-1 since October 8, 2011. Although the Company expects the situation in Yemen will be resolved and production will resume, it is difficult to predict when.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other (Bopd)

	Three Months Ended March 31
	2012	2011	% Change
Egypt - Oil sales	16,423	8,738	88
Yemen - Oil sales	297	2,480	(88)
Total Company - daily sales volumes	16,720	11,218	49

Netback

Consolidated

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	159,426	104.78	97,995	97.06
Royalties and other	82,214	54.03	45,132	44.70
Current taxes	23,311	15.32	16,328	16.17
Operating expenses	11,966	7.86	7,547	7.48
Netback	41,935	27.57	28,988	28.71

Egypt

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	156,190	104.51	74,974	95.34
Royalties and other	80,733	54.02	33,617	42.75
Current taxes	22,829	15.28	13,105	16.66
Operating expenses	9,948	6.66	5,318	6.76
Netback	42,680	28.55	22,934	29.17

The netback per Bbl in Egypt decreased 2% in the three months ended March 31, 2012 compared with the same period of 2011, mainly as a result of a 26% increase in royalties on a per Bbl basis. The average selling price during the three months ended March 31, 2012 was $104.51/Bbl, which represents a gravity/quality adjustment of approximately $13.98/Bbl to the average Dated Brent oil price for the period of $118.49/Bbl.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Royalties and taxes as a percentage of revenue increased to 66% in the three months ended March 31, 2012, compared with 62% in the same period of 2011. This increase is due to the fact that Q1-2011 included only West Gharib production, whereas Q1-2012 includes West Gharib and West Bakr production. West Bakr production is subject to higher Government takes according to the West Bakr Production Sharing Concession (“PSC”). Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized according to the relevant PSC.

Operating expenses remained consistent on a per Bbl basis for the three months ended March 31, 2012 compared with the same period of 2011.

Yemen

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	3,236	119.73	23,021	103.14
Royalties and other	1,481	54.80	11,515	51.59
Current taxes	482	17.83	3,223	14.44
Operating expenses	2,018	74.67	2,229	9.99
Netback	(745)	(27.57)	6,054	27.12

In Yemen, the Company experienced negative netbacks per Bbl of $27.57 in the three months ended March 31, 2012. Operating expenses on a per Bbl basis increased substantially (647%) in the three months ended March 31, 2012 compared to the same period in 2011 as a result of production being shut-in on Block S-1 for the entire three month period ended March 31, 2012. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly increased operating expenses per Bbl.

Royalties and taxes as a percentage of revenue decreased to 61% from 64% in the three months ended March 31, 2012, compared with 2011. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Production from Block S-1 remains shut-in following an attack on the oil export pipeline on October 8, 2011, and production will not commence until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in the first three months of 2011 relates mostly to the purchase of a new financial floor derivative commodity contract for $0.4 million; no derivative commodity contracts were purchased in the first three months of 2012. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased the asset by $0.1 million from December 31, 2011 to March 31, 2012, thus resulting in a $0.1 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended March 31
($000s)	2012	2011
Realized cash loss on commodity contracts*	-	(364)
Unrealized gain (loss) on commodity contracts**	(124)	(187)
Total derivative gain (loss) on commodity contracts	(124)	(551)
*	Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
**	The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q1-2012, the derivative asset will be realized over the balance of the year. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the three months ended March 31, 2012. The following commodity contracts are outstanding as at March 31, 2012:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$80.00

MANAGEMENT’S DISCUSSION AND ANALYSIS

The total volumes hedged for the balance of 2012 are:

Bbl	60,000
Bopd (April 1, 2012 – June 30, 2012)	659

At March 31, 2012, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,271	4.12	4,167	4.08
Stock-based compensation	1,140	0.75	713	0.71
Capitalized G&A and overhead recoveries	(723)	(0.47)	(374)	(0.37)
G&A (net)	6,688	4.40	4,506	4.42

G&A expenses (net) increased 48% (no change on a per Bbl basis) in the three months ended March 31, 2012, compared with the same period in 2011. This is mostly due to increased staffing and associated costs and increased professional fees, along with the G&A expenses associated with West Bakr. The increase in stock-based compensation is due partly to an increase in the total value of new options awarded during 2011 as compared to those issued during 2010, combined with an increase in the expense recorded on share appreciation rights in the first quarter of 2012 as a result of a strengthening share price.

FINANCE COSTS

Finance costs for the three months ended March 31, 2012 increased to $6.2 million (2011 - $1.3 million). Finance costs include interest on long-term debt and convertible debentures, issue costs on convertible debentures and amortization of transaction costs associated with long-term debt.

(000s)	Three Months Ended March 31
	2012	2011
Interest expense	$1,517	$1,031
Issue costs for convertible debentures	4,389	-
Amortization of deferred financing costs	300	312
Finance costs	$6,206	$1,343

The Company had $60.0 million of long-term debt outstanding at March 31, 2012 (March 31, 2011 - $60.0 million). The long-term debt that was outstanding at March 31, 2012 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. Transaction costs of $4.4 million relating to the issuance of the convertible debentures were expensed in the three months ended March 31, 2012. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Three Months Ended March 31
	2012		2011
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,301	7.56	6,242	7.94
Yemen	248	9.18	1,390	6.23
Corporate	200	-	128	-
	11,749	7.72	7,760	7.69

In Egypt, DD&A decreased 5% on a per Bbl basis for the three month period ended March 31, 2012, due to decreased estimated future capital costs which was partially offset by increased production.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In Yemen, DD&A decreased 82% for the three months ended March 31, 2012, due to the fact that no depletion was recorded on Block S-1 for the entire three month period ended March 31, 2012 as production was shut-in.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2012	2011
Egypt	4,415	16,754
Yemen	18	2,187
Corporate	39	1,366
Total	4,472	20,307

In Egypt, total capital expenditures in the first three months of 2012 were $4.4 million (2011 - $16.8 million). The Company drilled nine oil wells at West Gharib (seven at Arta and two at East Arta). The capital cost per well drilled in West Gharib has decreased due to a number of factors. Production in West Gharib is currently curtailed due to volume constraints at the processing facility, and as a result that Company has chosen not to proceed with the completion and equipping of new wells which will require fracture stimulations, which has reduced capital spending. Furthermore, movable equipment is being redeployed from shut-in wells to producing wells. Capital expenditures in West Gharib were reduced due to the reversal of prior period accruals. There were no wells drilled at West Bakr, East Ghazalat or Nuqra in the first quarter of 2012. There was no drilling activity in the first three months of 2012 in Yemen.

OUTSTANDING SHARE DATA

As at March 31, 2012, the Company had 73,112,638 common shares issued and outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 1.2 times at March 31, 2012. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2012 and 2011:

Sources and Uses of Cash

	Three Months Ended March 31
($000s)	2012	2011
Cash sourced
Funds flow from operations*	36,088	24,930
Transfer from restricted cash	-	1,164
Issue of convertible debentures	97,851	-
Exercise of options	268	1,199
Issuance of common shares, net of share issuance costs	-	71,588
Other	507	-
	134,714	98,881
Cash used
Capital expenditures	4,472	20,307
Repayment of long-term debt	-	30,000
Finance costs	5,196	632
Transfer to restricted cash	1	-
Other	164	102
	9,833	51,041
	124,881	47,840
Changes in non-cash working capital	(41,452)	(19,269)
Increase in cash and cash equivalents	83,429	28,571
Cash and cash equivalents – beginning of period	43,884	57,782
Cash and cash equivalents – end of period	127,313	86,353

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2012 exploration and development program of $89.3 million ($84.8 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2012 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At March 31, 2012, the Company had working capital of $263.7 million (December 31, 2011 - $140.0 million). The increase to working capital in 2012 is the result of a higher cash balance due to the issuance of convertible debentures in the first quarter of 2012 along with increased accounts receivable due to higher oil prices, higher sales volumes and slower collections. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the Company’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables. Subsequent to March 31, 2012, the Company collected $30.1 million of the receivables that were outstanding in Egypt at the end of the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In February 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average-trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At March 31, 2012, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until the second quarter of 2013, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	March 31, 2012	December 31, 2011
Bank debt	60,000	60,000
Deferred financing costs	(2,090)	(2,391)
Long-term debt (net of deferred financing costs)	57,910	57,609

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	79,480	79,480	-	-	-
Long-term debt	Yes-Liability	60,000	-	47,995	12,005	-
Convertible debentures	Yes-Liability	97,995	-	-	97,995	-
Office and equipment leases	No	15,023	6,502	2,959	2,063	3,499
Minimum work commitments[3]	No	750	750	-	-	-
Total		253,248	86,732	50,954	112,063	3,499

1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at March 31, 2012 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2012.

Proposed Transactions

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession Agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the successful approval of the transaction by the Egyptian Government, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 related to the contingency.

MANAGEMENT’S DISCUSSION AND ANALYSIS

On May 1, 2012 the Company announced it entered into a Share Purchase Agreement to acquire a company and its wholly-owned subsidiaries which hold a 50% interest in the South Alamein PSC in Egypt and hold an operated 60% working interest in the South Mariut PSC in Egypt. The proposed acquisition will provide a new operated exploration concession at South Mariut and increase the Company’s interest in South Alamein to 100% when combined with the Cepsa transaction. Both exploration concessions are located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective April 1, 2012. Consideration for the transaction is $15.0 million plus inventory and working capital adjustments to be determined based on customary due diligence. In addition, the wholly-owned subsidiary company which holds the 60% working interest in South Mariut is subject to a 30 day preferential right which is held by the 40% working interest partner. Because of uncertainty related to the preferential right and customary due diligence, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 related to the contingency.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2012

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 16,000 Bopd and 20,000 Bopd, a 32% to 65% increase over the 2011 average production;
  Exploration and development spending is budgeted to be $89.3 million (firm plus contingent) excluding acquisitions; and
  Funds flow from operations is estimated at $155 million, an increase of 30%, using midpoint production guidance and an average oil price assumption of $110.00 per barrel Dated Brent oil price for the remaining three quarters of 2012.

2012 Production Outlook

Production for 2012 is expected to average between 16,000 and 20,000 Bopd, representing a 32% to 65% increase over the 2011 average production of 12,132 Bopd. The large spread in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and the repair of the export pipeline for Block S-1 in Yemen.

Production Forecast
	2012 Guidance	2011 Actual	% Change

Barrels of oil per day	16,000 – 20,000	12,132	32 - 65

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $155 million ($2.06/share) based on an annual average Dated Brent oil price of $110/Bbl and using the midpoint of the production guidance. Variations in production and commodity prices during 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2012 funds flow by approximately $10.5 million or $0.14/share.

Funds Flow Forecast
($millions)

	2012 Updated
	Guidance	2011 Actual	% Change
Funds flow from operations	155.0	120.0	30
Dated Brent oil price ($ per Bbl)	110.00	111.27	(1)

Revised 2012 Capital Budget
	Three Months Ended	Revised 2012	Original 2012
	March 31, 2012	Annual Budget	Annual Budget
Egypt	4.4	85.0	69.2
Yemen	-	4.0	5.5
Corporate	0.1	0.3	1.0
Total	4.5	89.3	75.7

The 2012 capital budget was increased by $13.6 million to $89.3 million to include the pending transaction (announced May 1, 2012) to acquire an additional 50% interest in South Alamein and a 60% interest in South Mariut.

The revised 2012 capital program is split 67:33 between development and exploration, respectively. The Company plans to participate in 39 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

Future Changes to Accounting Policies

The following standards and interpretations have not been adopted as they apply to future periods. They may result in changes to the Company’s existing accounting policies and other note disclosures:

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

MANAGEMENT’S DISCUSSION AND ANALYSIS

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company’s internal control over financial reporting during the period ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2012	2011

REVENUE
Oil sales, net of royalties and other	5	$77,212	$52,863
Derivative (loss) on commodity contracts		(124)	(551)
Finance revenue	7	125	62
		77,213	52,374

EXPENSES
Production and operating		11,966	7,547
General and administrative	6	6,688	4,506
Foreign exchange (gain) loss		(372)	121
Finance costs	7	6,206	1,343
Exploration		560	13
Depletion, depreciation and amortization	9	11,749	7,760
Unrealized loss on financial instruments	11	7,840	-
Impairment of exploration and evaluation assets	8	16	11,660
		44,653	32,950

Earnings before income taxes		32,560	19,424

Income tax expense (recovery) - current		23,311	16,328
- deferred		(1,726)	207
		21,585	16,535
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD		$10,975	$2,889

Earnings per share	15
Basic		$0.15	$0.04
Diluted		$0.15	$0.04

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2012	December 31, 2011

ASSETS
Current
Cash and cash equivalents		$127,313	$43,884
Accounts receivable		209,476	162,225
Derivative commodity contracts		1	125
Prepaids and other		6,383	7,441
		343,173	213,675
Non-Current
Restricted cash		2,227	2,226
Intangible exploration and evaluation assets	8	17,708	17,453
Property and equipment
Petroleum properties	9	273,119	280,524
Other assets	9	3,605	3,748
Goodwill		8,180	8,180
		$648,012	$525,806

LIABILITIES
Current
Accounts payable and accrued liabilities		$79,480	$73,692
		79,480	73,692
Non-Current
Long-term debt	10	57,910	57,609
Convertible debentures	11	105,835	-
Deferred taxes		51,166	52,891
Other long-term liabilities		1,072	1,122
		295,463	185,314

SHAREHOLDERS’ EQUITY
Share capital	13	154,631	154,263
Contributed surplus		9,252	8,538
Retained earnings		188,666	177,691
		352,549	340,492

		$648,012	$525,806

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Approved on behalf of the Board:

Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO,	Director
Director

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2012	2011

Share Capital
Balance, beginning of period		$154,263	$80,106
Stock options exercised	13	268	1,199
Share issuance	13	-	75,594
Share issue costs	13	-	(4,006)
Stock-based compensation on exercise	13	100	416
Balance, end of period		$154,631	$153,309

Contributed Surplus
Balance, beginning of period		$8,538	$5,785
Stock-based compensation expense	14	814	583
Transfer to share capital on exercise of options		(100)	(416)
Balance, end of period		$9,252	$5,952

Retained Earnings
Balance, beginning of period		$177,691	$96,299
Net earnings		10,975	2,889
Balance, end of period		$188,666	$99,188

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2012	2011

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period		$10,975	$2,889
Adjustments for:
Depletion, depreciation and amortization	9	11,749	7,760
Deferred lease inducement		114	-
Impairment of exploration and evaluation costs	8	16	11,660
Stock-based compensation	14	1,140	713
Finance costs		6,206	1,343
Income tax expense		21,585	16,535
Unrealized (gain) loss on commodity contracts		124	187
Unrealized loss on financial instruments	11	7,840	-
Unrealized (gain) loss on foreign currency translation		(350)	171
Taxes paid		(23,311)	(16,328)
Changes in non-cash working capital	17	(34,317)	(21,440)
Net cash generated by (used in) operating activities		1,771	3,490

INVESTING
Additions to intangible exploration and evaluation assets	8	(271)	(4,102)
Additions to petroleum properties	9	(3,961)	(14,762)
Additions to other assets	9	(240)	(1,443)
Changes in restricted cash		(1)	1,164
Changes in non-cash working capital	17	(7,940)	1,816
Net cash generated by (used in) investing activities		(12,413)	(17,327)

FINANCING
Issue of common shares for cash	13	268	76,793
Issue costs for common shares	13	-	(4,006)
Interest paid		(807)	(632)
Issue of convertible debentures	11	97,851	-
Issue costs for convertible debentures		(4,389)	-
Repayments of long-term debt		-	(30,000)
Decrease in other long-term liabilities		(164)	-
Changes in non-cash working capital	17	805	355
Net cash generated by (used in) financing activities		93,564	42,510
Currency translation differences relating to cash and cash equivalents		507	(102)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		83,429	28,571

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		43,884	57,782
CASH AND CASH EQUIVALENTS, END OF PERIOD		$127,313	$86,353

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2012 and December 31, 2011 and for the periods ended March 31, 2012 and 2011
(Unaudited - Expressed in U.S. Dollars)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.

2. BASIS OF PREPARATION

Statement of compliance

These Condensed Consolidated Interim Financial Statements include the accounts of the Company as at March 31, 2012 and December 31, 2011, and for the three month periods ended March 31, 2012 and 2011. These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and do not contain all the disclosures required for full annual financial statements.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 4, 2012.

Basis of measurement

The accounting policies and methods of computation applied in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year-ended December 31, 2011, except for the convertible debentures described in Note 11.

The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and cash equivalents, derivative financial instruments and convertible debentures that have been measured at fair value. The method used to measure fair value is discussed further in Note 4.

Functional and presentation currency

In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.

3. CHANGES IN ACCOUNTING POLICIES

New accounting policies

IFRS 7 (revised) “Financial Instruments: Disclosures”

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains. These amendments are effective for annual periods beginning after July 1, 2011; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

IAS 12 (revised) “Income Taxes”

In December 2010, the IASB issued amendments to IAS 12 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendments introduce a presumption that entities will assess whether the carrying value of an asset will be recovered through the sale of the asset. These amendments are effective for annual periods beginning on or after January 1, 2012; therefore, the Company has adopted them effective January 1, 2012 for the year ending December 31, 2012. These amendments had no material impact to the Condensed Consolidated Interim Financial Statements.

Future changes to accounting policies

As at the date of authorization of these financial statements the following Standards and Interpretations which have not yet been applied were issued but not yet effective:

IFRS 9 (revised) “Financial Instruments: Classification and Measurement”

In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

IFRS 10 (new) “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 to replace SIC-12, “Consolidation – Special Purpose Entities”, and parts of IAS 27, “Consolidated and Separate Financial Statements”. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 11 (new) “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 to replace IAS 31, “Interests in Joint Ventures”, and SIC-13, “Jointly Controlled Entities – Non-monetary Contributions by Venturers”. IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 12 (new) “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IFRS 13 (new) “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

IAS 1 (revised) “Presentation of Financial Statements”

In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

IAS 19 (revised) “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company does not expect the impact of this standard on its Consolidated Financial Statements to be material.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of these amendments to its Consolidated Financial Statements.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The Company has classified its cash and cash equivalents, convertible debentures and derivative commodity contracts as assets or liabilities at fair value through profit or loss, which are measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2012		December 31, 2011
Classification (000s)	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$127,314	$127,314	$44,009	$44,009
Loans and receivables	211,703	211,703	164,451	164,451
Financial liabilities at fair value through profit or loss	105,835	105,835	-	-
Other liabilities	137,390	139,480	131,301	133,692

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Assets and liabilities at March 31, 2012 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents, convertible debentures and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents and convertible debentures are classified as Level 1 and derivative commodity contracts as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

  Credit risk
  Market risk
  Liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these Condensed Consolidated Interim Financial Statements.

The Board of Directors oversees management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of loss if the counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations, and derivative commodity contracts. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit losses in the collection of accounts receivable to-date.

Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the delay in payments, which increases TransGlobe’s credit risk. Despite these factors, the Company still expects to collect in full all outstanding receivables.

(000s)
Trade and other receivables at March 31, 2012
Neither impaired nor past due	$51,214
Impaired (net of valuation allowance)	-
Not impaired and past due in the following period:
Within 30 days	23,729
31-60 days	22,481
61-90 days	21,199
Over 90 days	90,853

In Egypt, the Company sold all of its 2012 and 2011 production to one purchaser. In Yemen, the Company sold all of its 2012 Block 32 production to one purchaser, and all of its 2011 Block 32 production to another purchaser. Block S-1 production was sold to one purchaser in 2011. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Subsequent to March 31, 2012, the Company collected $30.1 million of the receivables that were outstanding in Egypt at the end of the quarter.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly during recent years.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Any movement in commodity prices would have an effect on the Company’s financial condition. Therefore, the Company regularly enters into financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The following contract is outstanding as at March 31, 2012:

Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
April 1, 2012-June 30, 2012	20,000 Bbl/month	Financial Floor	$ 80.00

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to income. The Company assessed these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counter-parties to settle the transactions outstanding as at the date of the Condensed Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

When assessing the potential impact of commodity price changes on its financial derivative commodity contracts, the Company believes 10% volatility is a reasonable measure. The effect of a 10% increase or decrease in commodity prices on the derivative commodity contracts would not have a material impact on net earnings for the three months ended March 31, 2012.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, convertible debentures, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in a decrease in the net earnings for the three months ended March 31, 2012, of approximately $7.6 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would increase the net earnings by $6.2 million for the same period. The Company does not utilize derivative instruments to manage this risk.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2012 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net earnings, for the three months ended March 31, 2012, by $0.2 million. The effect of interest rates decreasing by 1% would increase the Company’s net earnings, for the three months ended March 31, 2011, by $0.2 million. Since the convertible debentures bear interest at a fixed rate, there is no interest rate risk associated with this liability.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt.

The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2012:

(000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$79,480	$79,480	$-	$-	$-
Long-term debt	Yes-Liability	60,000	-	47,995	12,005	-
Convertible debentures	Yes-Liability	97,995	-	-	97,995	-
Office and equipment leases	No	15,023	6,502	2,959	2,063	3,499
Minimum work commitments[3]	No	750	750	-	-	-
Total		$253,248	$86,732	$50,954	$112,063	$3,499

1.	Payments exclude ongoing operating costs, finance costs and payments required to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at March 31, 2012 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs. In addition, the Company raised gross proceeds of C$97.8 million (US$97.9 million) in the first quarter of 2012 through an issuance of convertible debentures.

The existing banking arrangements at March 31, 2012 consist of a Borrowing Base Facility of $100.0 million of which $60.0 million is drawn.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Egyptian Government has restrictions on transferring funds outside the country which requires approval from the Egyptian Central Bank. To date, the Company has experienced no difficulties with transferring funds abroad.

Capital Disclosures

The Company’s objectives when managing capital are to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company relies on cash flow to fund its capital investments. However, due to long lead cycles of some of its developments and corporate acquisitions, the Company’s capital requirements may exceed its cash flow generated in any one period. This requires the Company to maintain financial flexibility and liquidity. The Company sets the amount of capital in proportion to risk and manages to ensure that the total of the long-term debt and convertible debentures is not greater than two times the Company’s funds flow from operations for the trailing twelve months. For the purposes of measuring the Company’s ability to meet the above stated criteria, funds flow from operations is defined as the profit or loss before any deduction for depletion, depreciation and accretion, amortization of deferred financing charges, non-cash stock-based compensation and non-cash (gain) loss on financial instruments. Funds flow from operations is a measure that may not be comparable to similar measures used by other companies.

The Company defines and computes its capital as follows:

	As at	As at
(000s)	March 31, 2012	December 31, 2011
Shareholders’ equity	$352,549	$340,492
Long-term debt, including the current portion (net of unamortized transaction costs)	57,910	57,609
Convertible debentures	105,835	-
Cash and cash equivalents	(127,313)	(43,884)
Total capital	$388,981	$354,217

The Company’s debt-to-funds flow ratio is computed as follows:

	12 months trailing
(000s)	March 31, 2012	December 31, 2011

Long-term debt, including the current portion (net of unamortized transaction costs)	$57,910	$57,609
Convertible debentures	105,835	-
Total debt	163,745	57,609

Cash flow from operating activities	61,911	63,630
Changes in non-cash working capital	69,223	56,346
Funds flow from operations	$131,134	$119,976
Ratio	1.2	0.5

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Company believes that its ratios are within reasonable limits, in light of the relative size of the Company and its capital management objectives. The Company is also subject to financial covenants in the Borrowing Base Facility that existed as at March 31, 2012. The key financial covenants are as follows:

  Consolidated Financial Indebtedness to EBITDAX will not exceed 3.0 to 1.0. For the purposes of this calculation, Consolidated Financial Indebtedness shall mean the aggregate of all Financial Indebtedness of the Company. EBITDAX shall be defined as Consolidated Net Income before interest, income taxes, depreciation, depletion, amortization, accretion of abandonment liability, unrealized hedging losses and other similar non-cash charges (including expenses related to stock options), minus unrealized hedging gains and all non-cash income added to Consolidated Net Income.
  Current ratio (current assets to current liabilities, excluding the current portion of long-term debt) of greater than 1.0 to 1.0.

The Company is in compliance with all financial covenants at March 31, 2012.

5. OIL REVENUE

	Three Months Ended March 31
(000s)	2012	2011
Oil sales	$159,426	$97,995
Less: Royalties and other	82,214	45,132
Oil sales, net of royalties and other	$77,212	$52,863

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

6. PERSONNEL EXPENSES

The aggregate payroll expense of employees and executive management recognized in general and administrative expenses was as follows:

(000s)	Three Months Ended March 31
	2012	2011
Wages, salaries and benefits	$3,718	$2,607
Equity-settled share-based payment transactions	814	583
Cash-settled share-based payment transactions	325	130
Total employee remuneration	4,857	3,320
Capitalized portion of total remuneration	(367)	(362)
	$4,490	$2,958

7. FINANCE REVENUE AND COSTS

Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.

Finance costs recognized in earnings were as follows:

(000s)	Three Months Ended March 31
	2012	2011
Interest expense	$1,517	$1,031
Issue costs for convertible debentures	4,389	-
Amortization of deferred financing costs	300	312
Finance costs	$6,206	$1,343

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2011	$17,453
Additions	271
Impairment loss	(16)
Balance at March 31, 2012	$17,708

As at March 31, 2012 and December 31, 2011, none of the Company’s other assets were being used in E&E activities.

9. PROPERTY AND EQUIPMENT

	Petroleum
(000s)	Properties	Other Assets	Total
Balance at December 31, 2011	$341,620	$7,888	$349,508
Additions	3,961	240	4,201
Balance at March 31, 2012	$345,581	$8,128	$353,709

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2011	$61,096	$4,140	$65,236
Depletion, depreciation and amortization for the period	11,366	383	11,749
Balance at March 31, 2012	$72,462	$4,523	$76,985

Net Book Value
At December 31, 2011	$280,524	$3,748	$284,272
At March 31, 2012	$273,119	$3,605	$276,724

Future development costs of $29.1 million (Q1-2011 - $60.6 million) for Proved and Probable reserves were included in the depletion calculation for the three months ended March 31, 2012.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

10. LONG-TERM DEBT

The contractual terms of the Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2012, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility described below. For more information about the Company’s exposure to interest rate, foreign currency and liquidity risk, see Note 4.

	March 31	December 31
	2012	2011
Bank debt	$60,000	$60,000
Deferred financing costs	(2,090)	(2,391)
	57,910	57,609

Current portion of long-term debt	-	-
	$57,910	$57,609

As at March 31, 2012, the Company had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. The Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% and is dependent on the amount drawn. During the three months ended March 31, 2012, the average effective interest rate was 7.9% (2011 – 7.7%) . As repayments on the Borrowing Base Facility are not expected to commence until the third quarter of 2013, the entire balance has been presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made on a semi-annual basis in order to reduce amount borrowed to an amount no greater than the Borrowing Base. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.

The estimated future debt payments on long-term debt, as of March 31, 2012 are as follows:

(000s)
2012	$-
2013	18,000
2014	29,995
2015	12,005
2016	-
$60,000

11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2011	$-
Issuance	97,851
Fair value adjustment	7,840
Foreign exchange adjustment	144
Balance at March 31, 2012	$105,835

On February 22, 2012, the Company closed an agreement with a syndicate of underwriters under which the members of the syndicate purchased, on a bought-deal basis, C$97.8 million (US$97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted- average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2012 the convertible debentures were trading at a price of C$108.00 for a C$100.00 par value debenture. Transaction costs of $4.4 million associated with the issuance of the convertible debentures were recognized through earnings as incurred.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

On May 1, 2012 the Company announced it entered into a Share Purchase Agreement to acquire a company and its wholly-owned subsidiaries which hold a 50% interest in the South Alamein Production Sharing Concession (“PSC”) in Egypt and hold an operated 60% working interest in the South Mariut PSC in Egypt. The Company has structured the transaction as an all-cash deal effective April 1, 2012. Consideration for the transaction is $15.0 million plus inventory and working capital adjustments to be determined based on customary due diligence. In addition, the wholly-owned subsidiary company which holds the 60% working interest in South Mariut is subject to a 30 day preferential right which is held by the 40% working interest partner. Because of uncertainty related to the preferential right and customary due diligence, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in these Condensed Consolidated Interim Financial Statements related to the contingency.

The Company is subject to certain office and equipment leases (Note 4).

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2013. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2012.

13. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

Issued

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of period	73,055	$154,263	67,576	$80,106
Share issuance	-	-	5,000	75,594
Stock options exercised	58	268	479	1,946
Stock-based compensation on exercise	-	100	-	628
Share issue costs	-	-	-	(4,011)

Balance, end of period	73,113	$154,631	73,055	$154,263

14. SHARE-BASED PAYMENTS

The Company adopted a stock option plan in May 2007 (the “Plan”) and reapproved unallocated options issuable pursuant to the Plan in May 2010. The number of Common Shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. All grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The following tables summarize information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011

	Number of	Weighted-Average	Number of	Weighted-Average
(000s, except per share amounts)	Options	Exercise Price (C$)	Options	Exercise Price (C$)
Options outstanding, beginning of period	4,760	6.81	4,156	3.80
Granted	120	11.82	1,134	12.65
Exercised	(58)	4.56	(479)	4.06
Forfeited	(99)	8.02	(51)	6.28
Options outstanding, end of period	4,723	6.93	4,760	6.81

Options exercisable, end of period	2,492	4.41	2,440	4.31

	Options Outstanding				Options Exercisable

	Number		Weighted-Average	Weighted-	Number		Weighted-Average	Weighted-
	Outstanding at		Remaining	Average	Exercisable at		Remaining	Average
Exercise Prices	Mar. 31, 2012		Contractual	Exercise	Mar. 31, 2011		Contractual	Exercise
(C$)	(000s	)	Life (Years)	Price (C$)	(000s	)	Life (Years)	Price (C$)
2.28-4.00	1,576		2.0	3.07	1,328		1.9	2.99
4.01-6.00	876		1.2	4.90	775		1.0	4.85
6.01-8.00	775		3.1	7.37	267		3.1	7.37
8.01-10.00	377		3.8	8.66	69		3.3	8.04
10.01-13.20	935		4.2	12.84	33		4.0	13.19
13.21-15.12	184		4.0	14.17	20		3.7	15.12
	4,723		2.7	6.93	2,492		1.8	4.41

Stock–based compensation

Compensation expense of $0.8 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income and Changes in Shareholders’ Equity during the first quarter of 2012 (2011 - $0.6 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model. The weighted average fair value of options granted during the period and the assumptions used in their determination are as noted below:

	2012	2011
Weighted-average fair market value per option (C$)	4.10	4.41
Risk free interest rate (%)	1.42	2.18
Expected volatility (%)	52.68	49.13
Dividend per share	0.00	0.00
Expected forfeiture rate (non-executive employees) (%)	8.16	10.36
Suboptimal exercise factor	1.25	1.25

Options granted vest annually over a three-year period and expire five years after the grant date. During the three month period ended March 31, 2012, employees exercised 58,500 (2011 – 341,000) stock options. The fair value related to these options was $0.1 million (2011 - $0.4 million) at time of grant and has been transferred from contributed surplus to common shares.

Share appreciation rights plan

In addition to the Company’s stock option plan, the Company also issues share appreciation rights (“units”) under the share appreciation rights plan, which was adopted in March 2010. Share appreciation rights are similar to stock options except that the holder does not have the right to purchase the underlying share of the Company but receives cash. Units granted under the share appreciation rights plan vest one-third on each of the first, second and third anniversaries of the grant date. Share appreciation rights granted expire five years after the grant date. The following table summarizes information about the share appreciation rights outstanding and exercisable at the dates indicated:

	Three Months Ended		Year Ended
	March 31, 2012		December 31, 2011
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s, except per share amounts)	Units	Price (C$)	Units	Price (C$)
Units outstanding, beginning of period	105	6.04	150	6.61
Granted	-	-	-	-
Exercised	-	-	(15)	7.94
Forfeited	-	-	(30)	7.94
Units outstanding, end of period	105	6.04	105	6.04

Units exercisable, end of period	55	5.52	35	6.04

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Compensation expense of $0.3 million has been recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income for the three-month period ended March 31, 2012 (2011 - $0.1 million) in respect of cash-settled, share-based payment transactions. The carrying amount of liabilities for cash-settled arrangements as at March 31, 2012 was $0.6 million (2011 - $0.7 million) and the total fair value of the liability for vested benefits as at March 31, 2012 was $0.3 million (2011 - $0.2 million).

15. PER SHARE AMOUNTS

In calculating the earnings per share, basic and diluted, the following weighted average shares were used:

(000s)	March 31, 2012	March 31, 2011
Weighted average number of shares outstanding	73,061	71,103
Dilution effect stock options	2,272	2,662
Weighted average number of diluted shares outstanding	75,333	73,765

In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three months ended March 31, 2012, the Company excluded 1,118,500 stock options (2011 – 60,000) as their exercise price was greater than the average common share market price in the respective periods.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

16. SEGMENTED INFORMATION

The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.

In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.

The accounting policies of the operating segments are the same as the Company’s accounting policies. The following is an analysis of reported segment earnings, revenues, operating expenses and depreciation, depletion and amortization expenses analyzed by operating segment and reconciled to the Company’s Condensed Consolidated Interim Financial Statements:

	Egypt		Yemen		Total
	Three months Ended		Three Months Ended		Three Months Ended
	March 31		March 31		March 31
(000s)	2012	2011	2012	2011	2012	2011
Revenue
Oil sales, net of royalties and other	$75,457	$41,357	$1,755	$11,506	$77,212	$52,863
Other income	10	-	11	-	21	-
Total segmented revenue	75,467	41,357	1,766	11,506	77,233	52,863

Segmented expenses
Production and operating	9,948	5,318	2,018	2,229	11,966	7,547
Depletion, depreciation and amortization	11,301	6,242	248	1,390	11,549	7,632
Income taxes - current	22,829	13,105	482	3,223	23,311	16,328
Income taxes - deferred	(1,232)	187	(494)	20	(1,726)	207
Impairment loss	16	11,660	-	-	16	11,660
Total segmented expenses	42,862	36,512	2,254	6,862	45,116	43,374

Segmented earnings	$32,605	$4,845	$(488)	$4,644	32,117	9,489

Non-segmented expenses (income)
Derivative loss on commodity contracts					124	551
Exploration					560	13
General and administrative					6,688	4,506
Foreign exchange loss					(372)	121
Depreciation and amortization					200	128
Unrealized loss on financial instruments					7,840	-
Finance revenue					(104)	(62)
Finance costs					6,206	1,343
Total non-segmented expenses					21,142	6,600

Net earnings for the period					$10,975	$2,889

Capital expenditures
Exploration and development	$4,415	$16,754	$18	$2,187	$4,433	$18,941
Corporate					39	1,366
Total capital expenditures	$4,415	$16,754	$18	$2,187	$4,472	$20,307

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2012
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$3,088	$14,620	$17,708
Property and equipment
Petroleum properties	237,826	35,293	273,119
Other assets	1,635	-	1,635
Goodwill	8,180	-	8,180
Other	235,180	11,701	246,881
Segmented assets	485,909	61,614	547,523
Non-segmented assets			100,489
Total assets			$648,012
Liabilities
Accounts payable and accrued liabilities	$74,283	$1,899	$76,182
Deferred taxes	41,880	9,286	51,166
Segmented liabilities	116,163	11,185	127,348
Non-segmented liabilities			168,115
Total liabilities			$295,463

December 31, 2011
(000s)	Egypt	Yemen	Total
Assets
Intangible exploration and evaluation assets	$2,915	$14,538	$17,453
Property and equipment
Petroleum properties	244,920	35,604	280,524
Other assets	1,619	-	1,619
Goodwill	8,180	-	8,180
Other	184,545	14,269	198,814
Segmented assets	442,179	64,411	506,590
Non-segmented assets			19,216
Total assets			$525,806
Liabilities
Accounts payable and accrued liabilities	$67,170	$2,226	$69,396
Deferred Taxes	43,112	9,779	52,891
Segmented liabilities	110,282	12,005	122,287
Non-segmented liabilities			63,027
Total liabilities			$185,314

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

17. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

(000s)	2012	2011
Operating activities
(Increase) decrease in current assets
Accounts receivable	$(47,251)	$(31,507)
Prepaids and other	(166)	1,206
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	13,100	8,861
	$(34,317)	$(21,440)

(000s)	2012	2011
Investing Activities
(Increase) decrease in current assets
Prepaids and other	$1,224	$(151)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9,164)	1,967
	$(7,940)	$1,816

(000s)	2012	2011
Financing Activities
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	$805	$355
	$805	$355

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[3,4]	Olympia Trust Company
Director, Chairman of the Board	Calgary, Alberta

Ross G. Clarkson
Director, President & CEO	LEGAL COUNSEL

Lloyd W. Herrick	Burnet, Duckworth & Palmer LLP
Director, Vice President & COO	Calgary, Alberta

Geoffrey Chase[1,4]
Director	BANK

Fred J. Dyment[1,2]	Sumitomo Mitsui Banking Corporation Europe Limited
Director	London, Great Britain

Gary S. Guidry[2,4]
Director	AUDITOR

Erwin L. Noyes[2,3]	Deloitte & Touche LLP
Director	Calgary, Alberta

Robert G. Jennings [1],[3]
Director	EVALUATION ENGINEERS

David C. Ferguson
Vice President, Finance, CFO &	DeGolyer and MacNaughton Canada Limited
Corporate Secretary	Calgary, Alberta

Albert Gress
Vice President, Business Development

Brett Norris
Vice President, Exploration

Robert Pankiw
Vice President, Engineering	HEAD OFFICE
2300, 250 – 5th Street S.W.
1. Audit Committee	Calgary, Alberta, Canada T2P 0R4
2. Compensation Committee	Telephone: (403) 264-9888
3. Governance and Nominating Committee	Facsimile: (403) 770-8855
4. Reserves Committee

INVESTOR RELATIONS	EGYPT OFFICE
Scott Koyich	6 Badr Towers, 3rd Floor
Telephone:(403) 264-9888	Ring Road
Email: investor.relations@trans-globe.com	New Maadi, Cairo, Egypt

Web Site: www.trans-globe.com
www.trans-globe.com TSX: TGL NASDAQ: TGA